GALIANO GOLD SECURES LONG-TERM EXTENSION OF KEY MINING LEASES AT THE ASANKO GOLD MINE

Vancouver, British Columbia, October 8, 2026 - Galiano Gold Inc. (TSX: GAU) (NYSE American: GAU) ("Galiano" or the "Company") is pleased to announce that it has secured the extension of the Abirem and Miradani Mining Leases at the Asanko Gold Mine ("AGM") in Ghana. The Abirem Mining Lease has been extended for 15 years through 2041, while the Miradani Mining Lease has been extended for 17 years through 2043.

The Abirem and Miradani Mining Leases host the Nkran, Adubiaso and Miradani North deposits, including the AGM's 5.8 million tonnes per annum processing facility, associated infrastructure and Nkran Cut 3, a key component of the AGM's long-term mine plan.

"We are very pleased with these extensions, which support the execution of our current life-of-mine plan and provide a strong foundation for Mineral Reserve growth and future mine life extension," said Matt Badylak, President and Chief Executive Officer. "We appreciate the support of the Government of Ghana and the positive engagement of the Minerals Commission and Ministry of Lands and Natural Resources throughout this process. Together, these approvals provide a solid foundation for continued investment, operational certainty, and the creation of long-term value for all stakeholders."

About Galiano Gold Inc.

Galiano is a gold producer focused on creating long-term value for its stakeholders through responsible production, development and exploration, underpinned by disciplined allocation of its financial resources. The Company's principal asset is the Asanko Gold Mine, located in Ghana, West Africa. Galiano is committed to safe and responsible mining, the highest standards of environmental management and social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Kathy Li

Vice President, Investor Relations

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com